Aur RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

03037469

November 7, 2003

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

SUPPL

Dear Sirs,

Please find enclosed a copy of the 2003 Third Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

Encl.

\kn

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
NOV 17 2003
WASH. D.C. 155 SECTION

11/18

82-4624

**Aur RESOURCES INC.**



## REPORT TO SHAREHOLDERS – THIRD QUARTER 2003

## AUR RESOURCES INC. REPORTS CASH FLOW FROM OPERATING ACTIVITIES OF $11.2 MILLION, NET EARNINGS OF $2.8 MILLION IN THE 3RD QUARTER OF 2003 AND A RESERVE INCREASE AT QUEBRADA BLANCA

(All dollar amounts are expressed in United States currency)

### Highlights for the Quarter

Aur Resources Inc. had revenues of $50.7 million, net earnings of $2.8 million and cash flow from operating activities of $11.2 million in the third quarter of 2003. Cash and working capital were $58.0 million and $101.1 million, respectively, at September 30, 2003.

Copper production and cash operating costs per pound of copper sold from the Louvicourt, Andacollo and Quebrada Blanca mines were on budget at 58.7 million pounds and $0.49, respectively, in the third quarter of 2003.

At the Quebrada Blanca mine an updated reserve and resource calculation, incorporating the results of drilling carried out to December 31, 2002, increased the proven and probable reserves by 62 million tonnes to 206.2 million tonnes at a grade of 0.77% Cu and increased the measured and indicated resources (including the reserves) by 67 million tonnes to 241.9 million tonnes at a grade of 0.74% Cu. An updated mine plan incorporating these new reserves and resources has been prepared, which is expected to result in life of mine copper production increasing by approximately 200 million pounds and production being extended for at least two years to 2015.

### Financial Highlights

Revenues were $50.7 million in the third quarter of 2003 compared to $46.3 million for the same period in 2002. Aur's net earnings were $2.8 million, equal to $0.03 per share for the quarter, compared to net earnings of $2.9 million or $0.03 per share for the same quarter last year. Cash flow from operating activities was $11.2 million, equal to $0.12 per share, compared to $16.2 million or $0.18 per share in the third quarter of 2002. Cash flow from operating activities for this year's quarter was lower than last year's quarter as a result of the $6.5 million net change in non-cash working capital items between the two periods. Aur's cash position at September 30, 2003 was $58.0 million, an increase of $10.8 million from June 30, 2003, and working capital increased $13.6 million to $101.1 million.

Revenues for the nine month period ending September 30, 2003 were $154.2 million compared to $141.3 million for the same period in 2002. After a $4.3 million one-time, non-cash charge to earnings for the unamortized capitalized financing costs associated with Aur's bank loan that was fully repaid in March 2003, Aur's net earnings were $3.5 million, equal to $0.03 per share

for the period, compared to $8.1 million or $0.08 per share, in 2002. Cash flow from operating activities was $38.5 million, equal to $0.41 per share for the nine months ended September 30, 2003, compared to $42.3 million or $0.46 per share in 2002. After the repayment of the $35.0 million Teck Cominco Limited convertible debenture in June 2003, Aur's cash position at September 30, 2003 increased $0.1 million from December 31, 2002, and working capital increased by $37.1 million.

Aur's forward sale of 4.2 million pounds of copper at $0.83 per pound generated $0.1 million of revenue for the Company in the third quarter. Aur realized an average of $0.82 per pound of copper sold, compared to the LME average price for the quarter of $0.80 per pound. In 2002, revenues from the forward sale of 26.5 million pounds of copper at $0.83 per pound totalled $3.8 million and assisted Aur in realizing an average of $0.78 per pound of copper sold. For the year-to-date, revenues from the forward sales of 45.8 million pounds of copper at $0.83 per pound totalled $3.5 million and assisted Aur in realizing an average of $0.80 per pound of copper sold, compared to the year-to-date LME average of $0.76 per pound. Aur realized an average of $0.78 per pound in 2002.

## Production Highlights

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the third quarter of 2003 was 58.7 million pounds of copper, 4.3 million pounds of zinc, 60,000 ounces of silver and 1,200 ounces of gold, compared to 55.9 million pounds of copper, 4.0 million pounds of zinc, 53,000 ounces of silver and 1,900 ounces of gold in the third quarter of 2002. Minesite revenues were $50.5 million and mine cash operating costs were $31.2 million in the third quarter of 2003, compared to $42.5 million and $29.3 million, respectively, for the same period in 2002. Operating revenues in 2003 were higher than in 2002 due to higher metal sales and prices. Operating revenues were $0.7 million better than budget for the quarter. Aur's cash operating cost per pound of copper sold, net of by-product credits of $0.04 per pound, was on budget at $0.49 for the quarter, and was $0.01 per pound higher than in the third quarter of 2002. Mine cash operating costs were $2.0 million higher than for the same period in 2002 due to higher production and sales volumes in the third quarter of 2003. Cash flow from mining operations, before net investments in capital assets at the minesites of $0.6 million, was $16.2 million in the third quarter of 2003, compared to $9.1 million and $15.4 million, respectively, for the same period last year.

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the nine months ended September 30, 2003 was 182.9 million pounds of copper, 10.4 million pounds of zinc, 170,000 ounces of silver and 4,600 ounces of gold, compared to 176.0 million pounds of copper, 10.3 million pounds of zinc, 160,000 ounces of silver and 6,200 ounces of gold in the nine months ended September 30, 2002. Minesite revenues were $150.7 million and mine cash operating costs were $95.5 million for the year-to-date compared to $131.6 million and $87.8 million, respectively, in 2002. Operating revenues, excluding those from Aur's copper forward sales, were $0.8 million below budget primarily as a result of lower realized copper prices. Aur's cash operating cost per pound of copper sold, net of by-product credits, was $0.01 better than budget at $0.49 for the nine months ended September 30, 2003 and was $0.01 higher than the year-to-date in 2002. Cash flow from mining operations for the nine months ended September 30, 2003, before net investments in capital assets at the mine sites of $1.6 million, was $44.6 million, compared to $40.3 million last year.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

*Louvicourt Mine*

The Louvicourt Mine produced 15.7 million pounds of copper and 14.5 million pounds of zinc from 283,675 tonnes of ore milled during the third quarter of 2003. Mill throughput was 94,762 tonnes lower, copper production was 7.6 million pounds lower and zinc production was 1.2 million pounds higher than in the third quarter of last year. Mill throughput at Louvicourt has declined due to the planned reduction in mine production in the third quarter as the mine enters its last two years of operations. Copper and zinc production were 3.3 million pounds lower and 7.0 million pounds higher, respectively, than budgeted for the third quarter, principally due to variances in head grades resulting from mine stope sequencing.

Aur's share of Louvicourt's revenues was $6.3 million in the third quarter of 2003, compared to $6.8 million in 2002. The lower revenue was principally due to lower copper production and sales, partially offset by higher zinc production and sales. Cash operating costs for the quarter, net of by-product credits, were $0.06 lower than budgeted at $0.44 per pound of copper sold due to lower smelting and refining costs and lower production costs. Mine site operating costs were $0.89 per tonne under budget at $28.70 per tonne milled, and were $4.15 per tonne higher than in 2002. Aur's cash flow from operating activities at Louvicourt was $1.9 million in the third quarter of 2003, compared to $3.5 million in 2002. There were no capital expenditures in either the third quarter of this year or last year.

Louvicourt produced 65.1 million pounds of copper and 34.5 million pounds of zinc from 967,821 tonnes of ore milled during the nine months ended September 30, 2003 compared to 73.1 million pounds of copper and 34.5 million pounds of zinc from 1,120,668 tonnes of ore milled during the nine months ended September 30, 2002. Mill throughput was 152,847 tonnes lower while copper production was 8.0 million pounds lower and zinc production was approximately the same as last year. Copper production for the year-to-date was on budget and zinc production was 7.4 million pounds higher than budgeted, due to higher zinc head grades.

Aur's share of Louvicourt's revenues was $21.4 million for the nine months ended September 30, 2003, compared to $22.1 million in 2002. Cash operating costs per pound of copper sold, net of by-product credits, for the year-to-date were $0.04 lower than budget and $0.02 lower than in 2002 at $0.44 per pound of copper sold. Aur's cash flow from operating activities at Louvicourt was $7.7 million for the year-to-date 2003, compared to $7.1 million in 2002. There were no capital expenditures for the year-to-date in either 2003 or 2002.

Production in 2003 is expected to be approximately two million pounds higher than budget at 85 million pounds of copper and two million pounds higher than budget for zinc at 39 million pounds. Cash operating costs are expected to be $0.01 better than budgeted at $0.48 per pound of copper sold, net of by-product credits, for the full year 2003. Aur holds a 30% interest in and is the operator of the Louvicourt Mine.

*Andacollo Mine*

The Andacollo Mine produced 9.6 million pounds of LME Grade A cathode copper during the third quarter of 2003, 1.7 million pounds lower than budgeted due to lower recovery rates related to double lift leaching, a procedure which was discontinued in September 2003.

Production is forecast to be as originally budgeted in the fourth quarter. A total of 4.1 million tonnes of rock, of which 0.8 million tonnes was ore, was mined at a strip ratio of 4.1:1. The Andacollo Mine produced 11.5 million pounds of cathode copper during the third quarter of 2002. A total of 4.1 million tonnes of rock, of which 1.0 million tonnes was ore, was mined at a strip ratio of 3.2:1 in the third quarter of 2002.

Andacollo's revenues of $7.9 million, generated from the sale of 9.7 million pounds of copper in the third quarter of 2003, were $0.6 million lower than the revenues of $8.5 million in 2002 as a result of lower copper production and sales. Cash operating costs were $4.8 million, $1.0 million lower than budgeted as a result of lower than planned copper production and sales, and were $0.4 million higher than the $5.3 million in 2002. The cash operating costs in the third quarter of 2003 were $0.50 per pound of copper sold, $0.01 per pound lower than budgeted, compared to $0.45 for the same period in 2002. The higher cost per pound in 2003 compared to 2002 is due to lower copper production in this year's quarter. Cash flow from operating activities was $2.2 million in the third quarter of 2003, compared to $2.7 million in 2002. Capital expenditures were $0.4 million in the third quarter compared to $0.6 million in 2002.

Andacollo produced 34.6 million pounds of high quality cathode copper during the nine months ended September 30, 2003. A total of 12.3 million tonnes of rock, of which 2.7 million tonnes was ore, was mined at a strip ratio of 3.6:1. Andacollo produced 36.3 million pounds of copper for the same period in 2002. A total of 12.4 million tonnes of rock, of which 2.9 million tonnes was ore, was mined at a strip ratio of 3.3:1 in 2002.

Andacollo's revenues were $27.7 million for the nine months ended September 30, 2003 compared to $26.1 million in 2002 as a result of higher copper prices this year. Cash operating costs were essentially as budgeted at $18.5 million or $0.52 per pound of copper sold, compared to $0.48 per pound last year. Cash flow from operating activities was $9.6 million, compared to $9.0 million for the same nine month period in 2002. Capital expenditures were $1.3 million for the year-to-date, primarily for major overhauls of mining trucks and lead anode replacement, compared to $1.4 million in 2002, and included $0.3 million of the two year, $2.5 million heap leach pad expansion in progress at Andacollo in order to extend copper production until at least 2009. Capital expenditures in 2003 are expected to be $1.3 million higher than the original budget of $1.2 million due to the expansion of the heap leach pad.

The Andacollo Mine continues to be a high quality cathode copper producer and is expected to meet its budgeted copper production of 46 million pounds in 2003.

*Quebrada Blanca Mine*

The Quebrada Blanca Mine produced 44.4 million pounds of LME Grade A cathode copper in the third quarter of 2003, 2.2 million pounds higher than budgeted, compared to 37.4 million pounds in 2002. A total of 9.5 million tonnes of rock, of which 3.7 million tonnes was ore, was mined at a strip ratio of 1.5:1 in the third quarter of 2003, compared to 7.1 million tonnes of rock, of which 2.7 million tonnes was ore, and a strip ratio of 1.7:1 for the third quarter of last year.

Quebrada Blanca's revenues, generated from the sale of 44.8 million pounds of copper, were $36.3 million in the third quarter of 2003, approximately $1.9 million higher than budget, due principally to higher copper production and sales and higher copper prices. Operating revenues

of $27.3 million, generated from the sale of 38.0 million pounds of copper, were $9.1 million lower in the third quarter of 2002 compared to 2003, due to lower production and sales of cathode copper and lower copper prices in 2002. Cash operating costs of $0.49 per pound of copper sold in the quarter were $1.5 million higher than budget at $22.0 million due to higher production and sales. Cash flow from operating activities was $13.0 million in the third quarter of 2003 compared to $9.3 million in 2002.

Quebrada Blanca produced 128.8 million pounds of LME Grade A copper in the nine months ended September 30, 2003, 2.6 million pounds more than budgeted. A total of 25.9 million tonnes of rock, of which 9.8 million tonnes was ore, was mined at a strip ratio of 1.6:1 in this year. A total of 23.0 million tonnes of rock, of which 7.9 million tonnes was ore, was mined at a strip ratio of 1.9:1 in 2002.

Quebrada Blanca's revenues were $101.6 million for the nine months ended September 30, 2003, approximately $1.3 million below budget due to lower than budgeted copper prices. Revenues of $83.4 million for the nine months ended September 30, 2002 were $18.2 million lower than in 2003 due to higher copper production and sales and higher copper prices this year. Cash operating costs were $62.2 million, or $0.48 per pound of copper sold, $0.01 per pound below budget for the year-to-date, compared to $54.2 million, or $0.47 per pound of copper sold, in 2002. Cash flow from operating activities for the nine months ended September 30, 2003 was $29.9 million, compared to $25.6 million in 2002.

Capital expenditures were below budget at $0.4 million for the third quarter of 2003, compared to $8.5 million in 2002. Capital expenditures for the nine months ended September 30, 2003 totalled $1.1 million, compared to $16.4 million in 2002. Capital expenditures in 2002 were incurred principally on the dump leach and power grid projects, which were completed in 2002.

Reserves and resources at Quebrada Blanca have been updated incorporating the results of drilling carried out to December 31, 2002. The updated reserves and resources are as at December 31, 2002 and do not account for mining carried out in 2003. The updated proven and probable reserves have increased 62 million tonnes to 206.2 million tonnes at a grade of 0.77% Cu (0.59% soluble Cu) and the measured and indicated resources (including the reserves) have increased by 67 million tonnes to 241.9 million tonnes at a grade of 0.74% Cu (0.56% soluble Cu). An updated mine plan incorporating these new reserves and resources has been prepared, which is expected to result in life of mine copper production increasing by 200 million pounds and production being extended for at least an additional two years to 2015. Drilling at the mine is ongoing and the results of the 2003 program will be reported when a new reserve and resource calculation is completed in the second half of 2004.

In 2003, Quebrada Blanca is expected to produce approximately 174 million pounds of copper, four million pounds more than originally budgeted, at the originally budgeted cost of $0.48 per pound of copper sold. Capital expenditures are expected to total $3.0 million, as budgeted, in 2003.

### Other Financial Information

Exploration expenses were essentially as budgeted at $0.6 million and $2.2 million in the third quarter and year-to-date 2003, respectively, compared to $0.8 million and $2.7 million,

respectively, in 2002. Aur has entered into a sale agreement with Foran Mining Corporation, whereunder Aur has agreed to sell its mineral exploration properties in Manitoba and Saskatchewan to Foran for 1.2 million common shares of Foran. Thundermin Resources Inc. has indicated its intention to exercise its right of first refusal to acquire the RLM property in Saskatchewan which forms part of the transaction. As a consequence, Aur expects to receive 900,000 common shares of Foran and common shares of Thundermin valued at approximately CDN$120,000. Aur will retain certain back-in rights on the properties. The sale agreement is expected to close in the fourth quarter of 2003. The evaluation of new acquisition opportunities in North, Central and South America continues. In 2003, exploration expenses are expected to be as budgeted at $3.7 million.

Administration expenses were as budgeted at $1.6 million and $4.1 million in the third quarter and year-to-date 2003, respectively, compared to $1.1 million and $3.8 million, respectively, in 2002. In 2003, administration expenses are expected to be $0.5 million higher than the original $5.1 million budget.

Depreciation and amortization expenses were lower than budgeted at $9.0 million and $29.5 million in the third quarter and year-to-date 2003, respectively, compared to $9.8 million and $30.1 million, respectively, in 2002. In 2003, depreciation and amortization expenses are expected to be approximately $4.0 million less than the original $43.5 million budget as result of the increase in reserves at Quebrada Blanca.

Non-cash mine closure and site-restoration expenses were $1.1 million and $3.1 million in the third quarter and year-to-date 2003, respectively, compared to $0.3 million and $1.3 million, respectively, in 2002. In 2003, non-cash mine closure and site restoration costs are expected to be $1.1 million higher than the original $3.0 million budget. Aur will be completing updated mine closure plans by the end of 2003, and will adopt the new Asset Retirement Obligation requirement of the Canadian Institute of Chartered Accountants effective for the year ended December 31, 2003.

Interest expense on Aur's long-term debt were as budgeted at $2.0 million and $5.5 million in the third quarter and year-to-date 2003, respectively, compared to $1.3 million and $4.3 million, respectively, in 2002. The principal reason for the higher interest expense was the 6.75% fixed interest rate on the senior notes issued in March 2003, compared to the lower Libor denominated floating interest rates on Aur's bank loan in 2002, which loan was repaid from the proceeds of the senior notes. In 2003, interest expense on long-term debt is expected to total $7.6 million.

Provision for taxes totalled $1.5 million and $3.5 million in the third quarter and year-to-date 2003, respectively, compared to $0.4 million and $1.2 million, respectively, in 2002. Cash taxes, primarily related to Quebec mining duties on Aur's share of Louvicourt's income, totalled $0.1 million and $0.6 million for the quarter and year-to-date 2003, respectively, while non-cash future taxes totalled $0.7 million and $2.8 million, respectively. Cash taxes in the third quarter and year-to-date 2002 totalled $0.5 million and $1.0 million, respectively. The provision for taxes is expected to be as budgeted at $1.0 million for cash taxes and $2.0 million higher than budgeted at $4.6 million for future taxes in 2003.

Non-cash minority interest expense related to Aur's partners at the Andacollo and Quebrada Blanca mines totalled $0.8 million and $1.8 million, respectively, in the third quarter and year-to-

date 2003, compared to $0.4 million and $1.1 million, respectively, in 2002. Non-cash minority interest expense is expected to be as budgeted at $3.5 million in 2003.

Investments in capital assets totalled $1.4 million in the third quarter and were $3.8 million year-to-date 2003, compared to $9.4 million and $22.0 million, respectively, in 2002. The reduction in capital expenditures in 2003 compared to 2002 is due to the completion in 2002 of the major capital expenditure program at the Quebrada Blanca Mine and the acquisition of the Duck Pond property in March 2002. Aur expects that, due to the expansion of the Andacollo heap leach pad, capital expenditures in 2003 will be $1.3 million higher than the original $5.2 million budget. The capital budget does not include capital expenditures that will be incurred should the development of the Duck Pond mine commence in 2003 following the ongoing optimization of the Duck Pond feasibility study expected to be completed in the fourth quarter of 2003.

Mine equipment under capital lease at Quebrada Blanca increased $2.3 million at September 30, 2003 as a result of the acquisition of a new loader and a drill. In addition, the last remaining trucks from the replaced haulage fleet was disposed of with year-to-date proceeds totalling $0.8 million.

The annual $2.3 million payment to a Chilean government entity in partial satisfaction of the purchase of Quebrada Blanca was made on June 30th of both 2003 and 2002. The final payment of $2.3 million is due on June 30, 2004.

On June 30, 2003, Aur repaid the $35.0 million convertible debenture owed to Teck Cominco Limited with cash. The repayment eliminated the liability and equity portions of the convertible debenture, resulting in a $33.5 million reduction in shareholders' equity, and will, in the second half of 2003, reduce interest expense by $0.1 million, eliminate the accretion of the equity portion in shareholders' equity of $1.4 million and eliminate the cash interest payment to Teck Cominco Limited of $1.5 million that would otherwise have been incurred pursuant to the debenture.

On March 10, 2003, Aur issued $125 million of 6.75% senior unsecured notes, repayable in four equal annual installments commencing in March 2007. The net proceeds were used primarily to repay Aur's existing bank loan at that time. The $1.7 million of financing costs associated with the senior notes were deferred and included in other assets and will be amortized over the life of the senior notes.

For the balance of 2003, Aur has sold forward and holds matching call options for 4.2 million pounds of copper at a price of $0.83 per pound. Aur has also sold forward and holds matching call options for 50 million pounds of copper at a price of $0.83 per pound for 2004. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 4.2 million pounds of remaining copper production in 2003 and 50.0 million pounds of copper production in 2004.

Aur uses the intrinsic method of accounting for stock-based compensation. During the third quarter of 2003, 565,000 shares were issued for stock options exercised for a total proceeds of $1.2 million. For the year-to-date, 1,013,000 shares were issued for stock options exercised for a total proceeds of $2.2 million. Had stock-based compensation for options granted since January 1, 2002 under Aur's employee stock option plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-

based compensation, the expense for the three months and year-to-date ended September 30, 2003 would have totalled $0.1 million and $0.2 million, respectively, and, based upon options granted during the period January 1, 2002 to date, the fair value of stock-based compensation expense for the entire 2003 year would total $0.3 million.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

This report contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Aur's 2002 Annual Report and/or in Aur's Annual Information Form dated March 11, 2003 and filed with Canadian securities regulatory authorities. Such forward-looking statements include statements regarding financial results and expectations for 2003 and include estimates and/or assumptions in respect of copper production, copper prices and operating costs. There can be no assurance that such statements or assumptions will prove to be accurate as actual results and future events can differ materially.

Aur RESOURCES INC.

## PRODUCTION STATISTICS
### Three months ended September 30

| 2003 | Louvicourt | Andacollo | Quebrada Blanca | Total |
|---|---|---|---|---|
| Ore (tonnes) | 283,675 | 853,924 | 1,774,418 | n/a |
| Grade | | | | |
| Copper (%) | 2.59 | 0.87 | 1.14 | n/a |
| Soluble copper (%) | n/a | 0.82 | 1.01 | n/a |
| Zinc (%) | 2.71 | - | - | n/a |
| Gold (oz/t) | 0.02 | - | - | n/a |
| Silver (oz/t) | 1.19 | - | - | n/a |
| Copper (pounds) | | | | |
| Produced | 4,714,000 | 9,647,000 | 44,357,000 | 58,718,000 |
| Sold | 4,714,000 | 9,722,000 | 44,815,000 | 59,251,000 |
| Less: minority interests | - | (2,916,000) | (4,482,000) | (7,398,000) |
| Net to Aur | 4,714,000 | 6,806,000 | 40,333,000 | 51,853,000 |
| Inventory | - | 74,000 | 1,206,000 | 1,280,000 |
| Other metals produced and sold | | | | |
| Zinc (pounds) | 4,346,000 | - | - | 4,346,000 |
| Gold (ounces) | 1,200 | - | - | 1,200 |
| Silver (ounces) | 60,000 | - | - | 60,000 |
| Cost per pound of copper sold | $0.44 | $0.50 | $0.49 | $0.49 |

| 2002 | Louvicourt | Andacollo | Quebrada Blanca | Total |
|---|---|---|---|---|
| Ore (tonnes) | 378,437 | 963,744 | 1,813,361 | n/a |
| Grade | | | | |
| Copper (%) | 2.89 | 0.72 | 1.54 | n/a |
| Soluble copper (%) | n/a | 0.60 | 1.42 | n/a |
| Zinc (%) | 1.88 | - | - | n/a |
| Gold (oz/t) | 0.03 | - | - | n/a |
| Silver (oz/t) | 0.77 | - | - | n/a |
| Copper (pounds) | | | | |
| Produced | 6,991,000 | 11,511,000 | 37,373,000 | 55,875,000 |
| Sold | 6,991,000 | 11,783,000 | 37,966,000 | 56,740,000 |
| Less: minority interests | - | (3,535,000) | (3,796,000) | (7,331,000) |
| Net to Aur | 6,991,000 | 8,248,000 | 34,170,000 | 49,409,000 |
| Inventory | - | 747,000 | 4,707,000 | 5,454,000 |
| Other metals produced and sold | | | | |
| Zinc (pounds) | 3,995,000 | - | - | 3,995,000 |
| Gold (ounces) | 1,900 | - | - | 1,900 |
| Silver (ounces) | 53,000 | - | - | 53,000 |
| Cost per pound of copper sold | $0.43 | $0.45 | $0.49 | $0.48 |

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 1,926,043 tonnes (2002–836,912 tonnes) of dump leach ore. The processing of dump leach ore was initiated in January 2003.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $2.3 million (2002–$2.2 million) where applicable.

**Aur RESOURCES INC.**

**PRODUCTION STATISTICS**
**Nine months ended September 30**

| 2003 | Louvicourt | Andacollo | Quebrada Blanca | Total |
|---|---|---|---|---|
| Ore (tonnes) | 967,821 | 2,623,187 | 5,384,425 | n/a |
| Grade | | | | |
| Copper (%) | 3.15 | 0.79 | 1.28 | n/a |
| Soluble copper (%) | n/a | 0.71 | 1.14 | n/a |
| Zinc (%) | 1.91 | - | - | n/a |
| Gold (oz/t) | 0.02 | - | - | n/a |
| Silver (oz/t) | 0.93 | - | - | n/a |
| Copper (pounds) | | | | |
| Produced | 19,544,000 | 34,629,000 | 128,765,000 | 182,938,000 |
| Sold | 19,544,000 | 35,347,000 | 129,741,000 | 184,632,000 |
| Less: minority interests | - | (10,604,000) | (12,974,000) | (23,578,000) |
| Net to Aur | 19,544,000 | 27,743,000 | 116,767,000 | 161,054,000 |
| Inventory | - | 74,000 | 1,206,000 | 1,280,000 |
| Other metals produced and sold | | | | |
| Zinc (pounds) | 10,361,000 | - | - | 10,361,000 |
| Gold (ounces) | 4,600 | - | - | 4,600 |
| Silver (ounces) | 170,000 | - | - | 170,000 |
| Cost per pound of copper sold | $0.44 | $0.52 | $0.48 | $0.48 |

| 2002 | Louvicourt | Andacollo | Quebrada Blanca | Total |
|---|---|---|---|---|
| Ore (tonnes) | 1,120,668 | 2,829,042 | 5,424,341 | n/a |
| Grade | | | | |
| Copper (%) | 3.06 | 0.76 | 1.56 | n/a |
| Soluble copper (%) | n/a | 0.65 | 1.44 | n/a |
| Zinc (%) | 1.67 | - | - | n/a |
| Gold (oz/t) | 0.03 | - | - | n/a |
| Silver (oz/t) | 0.76 | - | - | n/a |
| Copper (pounds) | | | | |
| Produced | 21,919,000 | 36,286,000 | 117,800,000 | 176,005,000 |
| Sold | 21,919,000 | 35,817,000 | 114,963,000 | 172,699,000 |
| Less: minority interests | - | (10,745,000) | (11,496,000) | (22,241,000) |
| Net to Aur | 21,919,000 | 25,072,000 | 103,467,000 | 150,458,000 |
| Inventory | - | 747,000 | 4,707,000 | 5,454,000 |
| Other metals produced and sold | | | | |
| Zinc (pounds) | 10,337,000 | - | - | 10,337,000 |
| Gold (ounces) | 6,200 | - | - | 6,200 |
| Silver (ounces) | 160,000 | - | - | 160,000 |
| Cost per pound of copper sold | $0.46 | $0.48 | $0.47 | $0.47 |

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 4,419,412 tonnes (2002–2,446,875 tonnes) of dump leach ore. The processing of dump leach ore was initiated in January 2003.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits of $6.2 million (2002–$6.4 million) where applicable.

Aur RESOURCES INC.

## Consolidated Statements of Operations

(in thousands of United States dollars except earnings per share)
(Unaudited)

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **$** | $ | **$** | $ |
| **Operating revenues** | | | | |
| Mining | **50,507** | 42,525 | **150,663** | 131,590 |
| Hedging | **145** | 3,776 | **3,505** | 9,691 |
| | **50,652** | 46,301 | **154,168** | 141,281 |
| **Expenses** | | | | |
| Mining | **31,226** | 29,271 | **95,548** | 87,834 |
| Exploration | **565** | 836 | **2,248** | 2,731 |
| Administration | **1,553** | 1,137 | **4,098** | 3,752 |
| Depreciation and amortization | **8,956** | 9,792 | **29,508** | 30,118 |
| Mine closure and site restoration | **1,116** | 277 | **3,110** | 1,308 |
| Interest on long-term debt | **2,039** | 1,331 | **5,476** | 4,309 |
| Bank financing costs written-off (note 3) | **-** | - | **4,279** | - |
| Other (note 8) | **101** | (47) | **1,119** | 716 |
| | **45,556** | 42,597 | **145,386** | 130,768 |
| **Earnings before taxes and minority interests** | **5,096** | 3,704 | **8,782** | 10,513 |
| **Income and resource taxes** | **(1,466)** | (410) | **(3,478)** | (1,232) |
| **Earnings before minority interests** | **3,630** | 3,294 | **5,304** | 9,281 |
| **Minority interests** | **(803)** | (412) | **(1,797)** | (1,138) |
| **Net earnings for the period** | **2,827** | 2,882 | **3,507** | 8,143 |
| **Basic earnings per share** (note 7(b)) | **0.03** | 0.03 | **0.03** | 0.08 |
| **Diluted earnings per share** (note (7(b)) | **0.03** | 0.03 | **0.03** | 0.07 |

## Consolidated Statements of Retained Earnings

(in thousands of United States dollars)
(Unaudited)

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **$** | $ | **$** | $ |
| **Retained earnings – beginning of period** | **31,303** | 27,352 | **31,267** | 22,974 |
| **Net earnings for the period** | **2,827** | 2,882 | **3,507** | 8,143 |
| **Accretion of equity portion of convertible debt** | **-** | (441) | **(644)** | (1,324) |
| **Retained earnings – end of period** | **34,130** | 29,793 | **34,130** | 29,793 |

*See accompanying notes to interim consolidated financial statements.*

**Aur RESOURCES INC.**

| Consolidated Balance Sheets<br>(in thousands of United States dollars) | As at<br>September 30<br>2003<br>(Unaudited)<br>$ | <br>December 31<br>2002<br><br>$ |
|---|---|---|
| **Assets** | | |
| **Current** | | |
| Cash | **57,990** | 57,869 |
| Receivables | **9,575** | 13,665 |
| Inventories and prepaid expenses (note 2) | **60,354** | 55,847 |
| | **127,919** | 127,381 |
| Capital assets | **294,004** | 317,233 |
| Net future income and resource taxes | **2,178** | 4,983 |
| Other | **3,611** | 2,648 |
| | **427,712** | 452,245 |
| **Liabilities and Shareholders' Equity** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | **21,021** | 27,191 |
| Current portion of bank loan (note 3) | **-** | 32,388 |
| Current portion of obligation under capital lease | **5,775** | 3,791 |
| | **26,796** | 63,370 |
| **Bank loan** (note 3) | **-** | 88,144 |
| **Senior notes** (note 4) | **125,000** | - |
| **Liability portion of convertible debt** (note 5) | **-** | 1,484 |
| **Obligation under capital lease** | **12,971** | 10,002 |
| **Obligation on properties purchased** | **631** | 2,532 |
| **Mine closure and site restoration** | **13,646** | 10,523 |
| **Minority interests** | **33,564** | 31,767 |
| | **185,812** | 144,452 |
| | **212,608** | 207,822 |
| **Shareholders' equity** | | |
| Share capital (note 7) | **176,522** | 174,333 |
| Equity portion of convertible debt (note 5) | **-** | 33,516 |
| Cumulative translation adjustment | **4,452** | 5,307 |
| Retained earnings (note 7(d)) | **34,130** | 31,267 |
| | **215,104** | 244,423 |
| | **427,712** | 452,245 |

*See accompanying notes to interim consolidated financial statements.*

Aur RESOURCES INC.

| Consolidated Statements of Cash Flow<br>(in thousands of United States dollars)<br>(Unaudited) | Three months ended September 30<br>2003 | <br>2002 | Nine months ended September 30<br>2003 | <br>2002 |
|---|---|---|---|---|
| | **$** | $ | **$** | $ |
| **Operating activities** | | | | |
| Net earnings for the period | **2,827** | 2,882 | **3,507** | 8,143 |
| Non-cash items - | | | | |
| Depreciation and amortization | **8,956** | 9,792 | **29,508** | 30,118 |
| Future income and resource taxes | **1,282** | (87) | **2,805** | 194 |
| Mine closure and site restoration | **1,116** | 161 | **3,110** | 959 |
| Gain on sale of marketable securities | **-** | (8) | **-** | (122) |
| (Gain) loss on sale of capital assets | **(206)** | - | **(496)** | 25 |
| Interest on obligation on property purchased | **48** | 59 | **553** | 708 |
| Bank financing costs written-off | **-** | - | **4,279** | - |
| Foreign exchange | **-** | 80 | **-** | (9) |
| Minority interests | **803** | 412 | **1,797** | 1,138 |
| | **14,826** | 13,291 | **45,063** | 41,154 |
| Net change in non-cash working capital items (note 9) | **(3,588)** | 2,909 | **(6,587)** | 1,109 |
| | **11,238** | 16,200 | **38,476** | 42,263 |
| **Financing activities** | | | | |
| Senior notes proceeds | **-** | - | **125,000** | - |
| Senior notes financing costs (note 4) | **-** | - | **(1,749)** | - |
| Convertible debt repayment (note 5) | **-** | - | **(35,000)** | - |
| Principal repayment of bank loan | **-** | (1,498) | **(120,532)** | (23,018) |
| Capital lease principal payments | **(880)** | (59) | **(2,611)** | (1,480) |
| Common shares issued | **1,232** | 104 | **2,189** | 549 |
| Accretion of equity portion of convertible debt | **-** | (441) | **(644)** | (1,324) |
| Foreign exchange and other | **169** | 168 | **5** | 83 |
| | **521** | (1,726) | **(33,342)** | (25,190) |
| **Investing activities** | | | | |
| Capital asset acquisitions | **(871)** | (9,118) | **(2,509)** | (17,853) |
| Mineral property acquisition and development | **(564)** | (296) | **(1,298)** | (4,186) |
| Principal payment on property purchased | **-** | - | **(2,250)** | (2,250) |
| Proceeds on disposal of capital assets | **440** | - | **1,044** | - |
| Proceeds on sale of marketable securities | **-** | 8 | **-** | 579 |
| | **(995)** | (9,406) | **(5,013)** | (23,710) |
| Foreign exchange on cash held in foreign currency | **-** | (80) | **-** | 9 |
| **Increase (decrease) in cash for the period** | **10,764** | 4,988 | **121** | (6,628) |
| **Cash – beginning of period** | **47,226** | 62,175 | **57,869** | 73,791 |
| **Cash – end of period** | **57,990** | 67,163 | **57,990** | 67,163 |

*See accompanying notes to interim consolidated financial statements.*

# AUR RESOURCES INC.
## NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

**For the three and nine month periods ended September 30, 2003 and 2002**
**(in thousands of United States dollars except where otherwise noted)**
**(Unaudited)**

### 1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2002. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2002.

### 2. Inventories and prepaid expenses

| | **September 30 2003** | December 31 2002 |
|---|---|---|
| | **$** | $ |
| Cathode copper | **611** | 1,479 |
| In-process inventories | **48,994** | 44,087 |
| Mine supplies | **10,217** | 9,357 |
| Prepaid expenses | **532** | 924 |
| | **60,354** | 55,847 |

### 3. Bank loan

The bank loan was fully repaid on March 10, 2003 from the proceeds from the issuance of the senior notes (note 4). Aur incurred upon repayment of the bank loan, a one-time non-cash $4,279 charge to earnings for the unamortized capitalized financing costs associated with the original $170,000 bank loan.

### 4. Senior notes

Aur completed a $125,000 private placement of senior unsecured notes on March 10, 2003, which bear interest at 6.75% and are repayable in four equal annual principal repayments commencing on March 11, 2007. Proceeds from the issuance of the senior notes, net of $1,749 of financing costs, were primarily used to fully repay the balance outstanding of Aur's bank loan (note 3).

### 5. Convertible debt

The $35,000 convertible debt obligation owed to Teck Cominco Limited, due December 31, 2003, was fully repaid on June 30, 2003 from cash on hand.

## 6. Segmented information

### (a) Segmented Statements of Operations for the three months ended September 30

| 2003 | Louvicourt | Andacollo | Quebrada Blanca | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Operating revenues | | | | | |
| Mining | 6,319 | 7,852 | 36,336 | - | 50,507 |
| Hedging | - | - | - | 145 | 145 |
| | 6,319 | 7,852 | 36,336 | 145 | 50,652 |
| Expenses | | | | | |
| Mining | 4,452 | 4,824 | 21,950 | - | 31,226 |
| Exploration | - | - | - | 565 | 565 |
| Administration | - | - | - | 1,553 | 1,553 |
| Depreciation and amortization | 720 | 1,943 | 6,114 | 179 | 8,956 |
| Mine closure and site restoration | 39 | 178 | 899 | - | 1,116 |
| Interest on long-term debt | - | - | - | 2,039 | 2,039 |
| Other | (2) | 91 | 21 | (9) | 101 |
| | 5,209 | 7,036 | 28,984 | 4,327 | 45,556 |
| Earnings (loss) before taxes | 1,110 | 816 | 7,352 | (4,182) | 5,096 |
| Income and resource taxes | (582) | (231) | (1,078) | 425 | (1,466) |
| Earnings (loss) before minority interests | 528 | 585 | 6,274 | (3,757) | 3,630 |
| Minority interests | - | (175) | (628) | - | (803) |
| Net earnings (loss) | 528 | 410 | 5,646 | (3,757) | 2,827 |

| 2002 | Louvicourt | Andacollo | Quebrada Blanca | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Operating revenues | | | | | |
| Mining | 6,768 | 8,498 | 27,259 | - | 42,525 |
| Hedging | - | - | - | 3,776 | 3,776 |
| | 6,768 | 8,498 | 27,259 | 3,776 | 46,301 |
| Expenses | | | | | |
| Mining | 5,236 | 5,260 | 18,775 | - | 29,271 |
| Exploration | - | - | - | 836 | 836 |
| Administration | - | - | - | 1,137 | 1,137 |
| Depreciation and amortization | 1,023 | 2,210 | 6,452 | 107 | 9,792 |
| Mine closure and site restoration | 46 | 165 | 66 | - | 277 |
| Bank loan interest | - | - | - | 1,331 | 1,331 |
| Other | - | 146 | 37 | (230) | (47) |
| | 6,305 | 7,781 | 25,330 | 3,181 | 42,597 |
| Earnings (loss) before taxes | 463 | 717 | 1,929 | 595 | 3,704 |
| Income and resource taxes | (473) | (5) | 58 | 10 | (410) |
| Earnings (loss) before minority interests | (10) | 712 | 1,987 | 605 | 3,294 |
| Minority interests | - | (213) | (199) | - | (412) |
| Net earnings (loss) | (10) | 499 | 1,788 | 605 | 2,882 |

Aur RESOURCES INC.

## (b) Segmented Statements of Operations for the nine months ended September 30

| 2003 | Louvicourt | Andacollo | Quebrada Blanca | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Operating revenues | | | | | |
| Mining | 21,428 | 27,665 | 101,570 | - | 150,663 |
| Hedging | - | - | - | 3,505 | 3,505 |
| | 21,428 | 27,665 | 101,570 | 3,505 | 154,168 |
| Expenses | | | | | |
| Mining | 14,847 | 18,462 | 62,239 | - | 95,548 |
| Exploration | - | - | - | 2,248 | 2,248 |
| Administration | - | - | - | 4,098 | 4,098 |
| Depreciation and amortization | 2,451 | 6,886 | 19,298 | 873 | 29,508 |
| Mine closure and site restoration | 127 | 527 | 2,456 | - | 3,110 |
| Interest on long-term debt | - | - | - | 5,476 | 5,476 |
| Bank financing costs written-off | - | - | - | 4,279 | 4,279 |
| Other | - | 248 | 166 | 705 | 1,119 |
| | 17,425 | 26,123 | 84,159 | 17,679 | 145,386 |
| Earnings (loss) before taxes | 4,003 | 1,542 | 17,411 | (14,174) | 8,782 |
| Income and resource taxes | (2,081) | (611) | (2,236) | 1,450 | (3,478) |
| Earnings (loss) before minority interests | 1,922 | 931 | 15,175 | (12,724) | 5,304 |
| Minority interests | - | (279) | (1,518) | - | (1,797) |
| Net earnings (loss) | 1,922 | 652 | 13,657 | (12,724) | 3,507 |

| 2002 | Louvicourt | Andacollo | Quebrada Blanca | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Operating revenues | | | | | |
| Mining | 22,093 | 26,143 | 83,354 | - | 131,590 |
| Hedging | - | - | - | 9,691 | 9,691 |
| | 22,093 | 26,143 | 83,354 | 9,691 | 141,281 |
| Expenses | | | | | |
| Mining | 16,402 | 17,249 | 54,183 | - | 87,834 |
| Exploration | - | - | - | 2,731 | 2,731 |
| Administration | - | - | - | 3,752 | 3,752 |
| Depreciation and amortization | 3,028 | 6,970 | 19,769 | 351 | 30,118 |
| Mine closure and site restoration | 135 | 523 | 650 | - | 1,308 |
| Bank loan interest | - | - | - | 4,309 | 4,309 |
| Other | - | 415 | 22 | 279 | 716 |
| | 19,565 | 25,157 | 74,624 | 11,422 | 130,768 |
| Earnings (loss) before taxes | 2,528 | 986 | 8,730 | (1,731) | 10,513 |
| Income and resource taxes | (1,865) | (15) | (259) | 907 | (1,232) |
| Earnings (loss) before minority interests | 663 | 971 | 8,471 | (824) | 9,281 |
| Minority interests | - | (291) | (847) | - | (1,138) |
| Net earnings (loss) | 663 | 680 | 7,624 | (824) | 8,143 |

AUR RESOURCES INC.

## (c) Segmented Balance Sheets as at

| September 30, 2003 | Louvicourt | Andacollo | Quebrada Blanca | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Assets | | | | | |
| Current | | | | | |
| Cash | 537 | 2,338 | 20,211 | 34,904 | 57,990 |
| Receivables | 5,252 | 702 | 3,504 | 117 | 9,575 |
| Inventories and prepaid expenses | 528 | 7,144 | 52,420 | 262 | 60,354 |
| | 6,317 | 10,184 | 76,135 | 35,283 | 127,919 |
| Capital assets | 2,930 | 40,924 | 243,903 | 6,247 | 294,004 |
| Net future income and resource taxes | - | 3,723 | (4,932) | 3,387 | 2,178 |
| Other | - | - | 610 | 3,001 | 3,611 |
| | 9,247 | 54,831 | 315,716 | 47,918 | 427,712 |
| Liabilities | | | | | |
| Current | | | | | |
| Accounts payable and accrued liabilities | 1,318 | 2,446 | 10,764 | 6,493 | 21,021 |
| Current portion of obligation under capital lease | - | 2,502 | 3,273 | - | 5,775 |
| | 1,318 | 4,948 | 14,037 | 6,493 | 26,796 |
| Senior notes | - | - | - | 125,000 | 125,000 |
| Obligation under capital lease | - | 1,695 | 11,276 | - | 12,971 |
| Obligation on properties purchased | - | - | - | 631 | 631 |
| Mine closure and site restoration | 1,376 | 2,275 | 9,356 | 639 | 13,646 |
| Minority interests | - | 13,819 | 19,745 | - | 33,564 |
| | 2,694 | 22,737 | 54,414 | 132,763 | 212,608 |

| December 31, 2002 | Louvicourt | Andacollo | Quebrada Blanca | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Assets | | | | | |
| Current | | | | | |
| Cash | 406 | 998 | 12,579 | 43,886 | 57,869 |
| Receivables | 7,042 | 344 | 4,888 | 1,391 | 13,665 |
| Inventories and prepaid expenses | 591 | 8,096 | 47,010 | 150 | 55,847 |
| | 8,039 | 9,438 | 64,477 | 45,427 | 127,381 |
| Capital assets | 5,615 | 47,383 | 259,268 | 4,967 | 317,233 |
| Net future income and resource taxes | - | 4,334 | (2,738) | 3,387 | 4,983 |
| Other | - | - | 681 | 1,967 | 2,648 |
| | 13,654 | 61,155 | 321,688 | 55,748 | 452,245 |
| Liabilities | | | | | |
| Current | | | | | |
| Accounts payable and accrued liabilities | 1,521 | 2,376 | 15,460 | 7,834 | 27,191 |
| Current portion of bank loan | - | - | - | 32,388 | 32,388 |
| Current portion of obligation under capital lease | - | 2,402 | 1,389 | - | 3,791 |
| | 1,521 | 4,778 | 16,849 | 40,222 | 63,370 |
| Bank loan | - | - | - | 88,144 | 88,144 |
| Liability portion of convertible debt | - | - | - | 1,484 | 1,484 |
| Obligation under capital lease | - | 2,971 | 7,031 | - | 10,002 |
| Obligation on properties purchased | - | - | - | 2,532 | 2,532 |
| Mine closure and site restoration | 1,070 | 1,637 | 7,270 | 546 | 10,523 |
| Minority interests | - | 13,539 | 18,228 | - | 31,767 |
| | 2,591 | 22,925 | 49,378 | 132,928 | 207,822 |

AUR RESOURCES INC.

## (d) Segmented Statements of Cash Flow for the three months ended September 30

| 2003 | Louvicourt | Andacollo | Quebrada Blanca | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Operating activities | | | | | |
| Net earnings (loss) | 528 | 410 | 5,646 | (3,757) | 2,827 |
| Non-cash items | 1,177 | 2,527 | 8,491 | (196) | 11,999 |
| | 1,705 | 2,937 | 14,137 | (3,953) | 14,826 |
| Net change in non-cash working capital items | 200 | (766) | (1,126) | (1,896) | (3,588) |
| | 1,905 | 2,171 | 13,011 | (5,849) | 11,238 |
| Financing activities | | | | | |
| Capital lease principal payments | - | - | (880) | - | (880) |
| Common shares issued | - | - | - | 1,232 | 1,232 |
| Foreign exchange and other | - | - | - | 169 | 169 |
| | - | - | (880) | 1,401 | 521 |
| Investing activities | | | | | |
| Capital asset acquisitions | - | (447) | (427) | 3 | (871) |
| Mineral property acquisition and development | - | - | - | (564) | (564) |
| Proceeds on disposal of capital assets | 31 | - | 200 | 209 | 440 |
| | 31 | (447) | (227) | (352) | (995) |
| Intersegment funding (distributions) | (1,910) | (1,847) | (325) | 4,082 | - |
| Increase (decrease) in cash for the period | 26 | (123) | 11,579 | (718) | 10,764 |
| Cash – beginning of period | 511 | 2,461 | 8,632 | 35,622 | 47,226 |
| Cash – end of period | 537 | 2,338 | 20,211 | 34,904 | 57,990 |

| 2002 | Louvicourt | Andacollo | Quebrada Blanca | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Operating activities | | | | | |
| Net earnings (loss) | (10) | 499 | 1,788 | 605 | 2,882 |
| Non-cash items | 1,353 | 2,482 | 6,692 | (118) | 10,409 |
| | 1,343 | 2,981 | 8,480 | 487 | 13,291 |
| Net change in non-cash working capital items | 2,194 | (318) | 772 | 261 | 2,909 |
| | 3,537 | 2,663 | 9,252 | 748 | 16,200 |
| Financing activities | | | | | |
| Principal repayment of bank loan | - | - | - | (1,498) | (1,498) |
| Capital lease principal payments | - | - | (59) | - | (59) |
| Common shares issued | - | - | - | 104 | 104 |
| *Accretion of equity portion of convertible debt* | - | - | - | (441) | (441) |
| Foreign exchange and other | - | - | - | 168 | 168 |
| | - | - | (59) | (1,667) | (1,726) |
| Investing activities | | | | | |
| Capital asset acquisitions | - | (592) | (8,516) | (10) | (9,118) |
| Principal payment on property purchased | - | - | - | (296) | (296) |
| Other | - | - | - | 8 | 8 |
| | - | (592) | (8,516) | (298) | (9,406) |
| Foreign exchange on cash held in foreign currency | - | - | - | (80) | (80) |
| Intersegment funding (distributions) | (3,527) | (2,128) | (470) | 6,125 | - |
| Increase (decrease) in cash for the period | 10 | (57) | 207 | 4,828 | 4,988 |
| Cash – beginning of period | 494 | 2,457 | 21,215 | 38,009 | 62,175 |
| Cash – end of period | 504 | 2,400 | 21,422 | 42,837 | 67,163 |

## (e) Segmented Statements of Cash Flow for the nine months ended September 30

| 2003 | Louvicourt | Andacollo | Quebrada Blanca | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Operating activities | | | | | |
| Net earnings (loss) | 1,922 | 652 | 13,657 | (12,724) | 3,507 |
| Non-cash items | 4,093 | 8,303 | 24,974 | 4,186 | 41,556 |
| | 6,015 | 8,955 | 38,631 | (8,538) | 45,063 |
| Net change in non-cash working capital items | 1,650 | 664 | (8,721) | (180) | (6,587) |
| | 7,665 | 9,619 | 29,910 | (8,718) | 38,476 |
| Financing activities | | | | | |
| Senior notes proceeds | - | - | - | 125,000 | 125,000 |
| Senior notes financing costs | - | - | - | (1,749) | (1,749) |
| Convertible debt repayment | - | - | - | (35,000) | (35,000) |
| Principal repayment of bank loan | - | - | - | (120,532) | (120,532) |
| Capital lease principal payments | - | (1,177) | (1,434) | - | (2,611) |
| Common shares issued | - | - | - | 2,189 | 2,189 |
| Accretion of equity portion of convertible debt | - | - | - | (644) | (644) |
| Foreign exchange and other | - | - | - | 5 | 5 |
| | - | (1,177) | (1,434) | (30,731) | (33,342) |
| Investing activities | | | | | |
| Capital asset acquisitions | - | (1,331) | (1,110) | (68) | (2,509) |
| Mineral property acquisition and development | - | - | - | (1,298) | (1,298) |
| Principal payment on property purchased | - | - | - | (2,250) | (2,250) |
| Proceeds on disposal of capital assets | 34 | - | 800 | 210 | 1,044 |
| | 34 | (1,331) | (310) | (3,406) | (5,013) |
| Intersegment funding (distributions) | (7,568) | (5,771) | (20,534) | 33,873 | - |
| Increase (decrease) in cash for the period | 131 | 1,340 | 7,632 | (8,982) | 121 |
| Cash – beginning of period | 406 | 998 | 12,579 | 43,886 | 57,869 |
| Cash – end of period | 537 | 2,338 | 20,211 | 34,904 | 57,990 |

| 2002 | Louvicourt | Andacollo | Quebrada Blanca | Corporate | Total |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Operating activities | | | | | |
| Net earnings (loss) | 663 | 680 | 7,624 | (824) | 8,143 |
| Non-cash items | 4,445 | 7,630 | 21,287 | (351) | 33,011 |
| | 5,108 | 8,310 | 28,911 | (1,175) | 41,154 |
| Net change in non-cash working capital items | 2,010 | 697 | (3,271) | 1,673 | 1,109 |
| | 7,118 | 9,007 | 25,640 | 498 | 42,263 |
| Financing activities | | | | | |
| Principal repayment of bank loan | - | - | - | (23,018) | (23,018) |
| Capital lease principal payments | - | (1,177) | (303) | - | (1,480) |
| Common shares issued | - | - | - | 549 | 549 |
| Accretion of equity portion of convertible debt | - | - | - | (1,324) | (1,324) |
| Foreign exchange and other | - | - | - | 83 | 83 |
| | - | (1,177) | (303) | (23,710) | (25,190) |
| Investing activities | | | | | |
| Capital asset acquisitions | - | (1,409) | (16,405) | (39) | (17,853) |
| Mineral property acquisition | - | - | - | (4,186) | (4,186) |
| Principal payment on property purchased | - | - | - | (2,250) | (2,250) |
| Other | - | - | - | 579 | 579 |
| | - | (1,409) | (16,405) | (5,896) | (23,710) |
| Foreign exchange on cash held in foreign currency | - | - | - | 9 | 9 |
| Intersegment funding (distributions) | (6,945) | (4,546) | (13,845) | 25,336 | - |
| Increase (decrease) in cash for the period | 173 | 1,875 | (4,913) | (3,763) | (6,628) |
| Cash – beginning of period | 331 | 525 | 26,335 | 46,600 | 73,791 |
| Cash – end of period | 504 | 2,400 | 21,422 | 42,837 | 67,163 |

## 7. Share capital, earnings per share and stock-based compensation

### (a) Issued and outstanding

| | 2003 | | 2002 | |
|---|---|---|---|---|
| | **Shares** | **Amount** | Shares | Amount |
| | **# 000's** | **$** | # 000's | $ |
| **Common shares** | | | | |
| Balance – beginning of period | **92,452** | **174,333** | 90,755 | 173,686 |
| Share purchase options exercised | **1,012** | **2,189** | 343 | 549 |
| Conversion of Class B shares | - | - | 1,300 | 1 |
| Balance – end of period | **93,464** | **176,522** | 92,398 | 174,236 |
| **Class B shares** | | | | |
| Balance – beginning of period | - | - | 2,000 | 1 |
| Conversion into common shares | - | - | (2,000) | (1) |
| Balance – end of period | - | - | - | - |
| | | **176,522** | | 174,236 |

### (b) Earnings per common share

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **$** | $ | **$** | $ |
| **(i) Basic** | | | | |
| Numerator | | | | |
| Net earnings | **2,827** | 2,882 | **3,507** | 8,143 |
| Accretion of equity portion of convertible debt charged to retained earnings, net of tax | - | (286) | **(417)** | (858) |
| Income available to shareholders | **2,827** | 2,596 | **3,090** | 7,285 |
| Denominator (# 000's) | | | | |
| Weighted average number of shares | **92,888** | 91,642 | **92,888** | 91,642 |
| Basic earnings per share | **0.03** | 0.03 | **0.03** | 0.08 |
| **(ii) Diluted** | | | | |
| Numerator | | | | |
| Income available to shareholders | **2,827** | 2,596 | **3,090** | 7,285 |
| Denominator (# 000's) | | | | |
| Weighted average number of shares | **92,888** | 91,642 | **92,888** | 91,642 |
| Potential issuance of shares from convertible debt | - | 14,245 | - | 14,245 |
| Potential issuance of shares from purchase options | **931** | 1,190 | **931** | 1,190 |
| | **93,819** | 107,077 | **93,819** | 107,077 |
| Diluted earnings per share | **0.03** | 0.03 | **0.03** | 0.07 |

### (c) Conversion of Class B shares into common shares

On April 25, 2002, Aur's shareholders approved an amendment to the articles of Aur to convert each of the 2.0 million issued Class B shares of Aur into 0.65 of a common share, being 1.3 million common shares in the aggregate with an estimated fair value of $3,212, and thereby eliminated the Class B shares of Aur.

### (d) Reduction of share capital and contributed surplus

On April 26, 2001, Aur's shareholders passed a special resolution reducing the share capital and contributed surplus attributable to the common shares of Aur by an amount sufficient to eliminate Aur's December 31, 2000 deficit of $17,980.

### (e) Stock-based compensation plans

At September 30, 2003, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below. Aur applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for the Plan.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars ("CDN"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at September 30, 2003:

| | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices per share | Shares | Weighted average months remaining | Weighted average exercise price per share | Shares | Weighted average exercise price per share |
| CDN$ | # 000's | # | CDN$ | # 000's | CDN$ |
| 1.96 to 2.25 | 1,565 | 20 | 2.13 | 1,357 | 2.15 |
| 2.26 to 2.95 | 292 | 22 | 2.53 | 247 | 2.53 |
| 3.30 to 4.98 | 1,018 | 51 | 3.65 | 334 | 3.71 |
| 7.11 to 8.10 | 28 | 2 | 7.90 | 28 | 7.90 |
| | 2,903 | | | 1,966 | |

The following table summarizes information regarding Aur's common share purchase options as at and for the periods ended September 30, 2003:

| | Three months ended | | Nine months ended | |
|---|---|---|---|---|
| | Shares | Weighted average exercise price per share | Shares | Weighted average exercise price per share |
| | # 000's | CDN$ | # 000's | CDN$ |
| Balance – beginning of period | 3,438 | 2.67 | 3,319 | 2.57 |
| Granted | 30 | 3.86 | 791 | 3.56 |
| Exercised | (565) | 2.27 | (1,013) | 2.66 |
| Expired | - | - | (132) | 3.95 |
| Forfeited | - | - | (62) | 2.07 |
| Balance – end of period | 2,903 | 2.76 | 2,903 | 2.76 |

Had stock-based compensation for options granted since January 1, 2002 under the Plan been determined on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, Aur's pro forma net earnings and earnings per share would be as follows:

| | September 30, 2003 | | | |
|---|---|---|---|---|
| | Three months ended | | Nine months ended | |
| | $ | $/share | $ | $/share |
| Net earnings, as reported | 2,827 | 0.03 | 3,507 | 0.03 |
| Stock-based compensation expense | (70) | - | (234) | - |
| Pro forma net earnings | 2,757 | 0.03 | 3,273 | 0.03 |

For purposes of the above, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0%, expected volatility of 42%, risk-free interest rate of 3.6% and expected life of 24 months.

## 8. Other expenses (revenues)

| | **Three months ended September 30** | | **Nine months ended September 30** | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **$** | $ | **$** | $ |
| Interest on obligation under capital lease | **265** | 202 | **739** | 517 |
| Interest and other income | **(176)** | (805) | **(1,204)** | (1,730) |
| Interest and financing costs | **160** | 468 | **981** | 1,507 |
| Foreign exchange | **261** | (106) | **724** | 20 |
| Gain on disposal of capital assets | **(206)** | - | **(496)** | - |
| Gain on sale of marketable securities and investments | **-** | (8) | **-** | (122) |
| Other | **(203)** | 202 | **375** | 524 |
| | **101** | (47) | **1,119** | 716 |

## 9. Supplementary cash flow information

| | Three months ended September 30 | | Nine months ended September 30 | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| | **$** | $ | **$** | $ |
| Receivables | **1,052** | 1,691 | **4,089** | 3,851 |
| Inventories | **(2,879)** | (1,081) | **(4,507)** | (2,839) |
| Accounts payable and accrued liabilities | **(1,761)** | 2,299 | **(6,169)** | 97 |
| | **(3,588)** | 2,909 | **(6,587)** | 1,109 |
| Other information: | | | | |
| Interest paid | **4,219** | 1,369 | **5,774** | 4,411 |
| Income, resource and capital taxes paid | **183** | 288 | **791** | 880 |

## 10. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is $nil while the market value as at September 30, 2003 was $659 (2002 – $556). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at September 30, 2003 was a gain of $255 (2002 – gain of $nil). The estimated fair value of Aur's forward sales and purchased copper call options based on copper prices as at September 30, 2003 was a loss of $277 (2002 – gain of $16,605).